Keefe, Bruyette & Woods, Inc.

787 Seventh Avenue

New York, NY 10019

August 21, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation finance 100 F Street, NE
Washington, D.C. 20549

Re:	Harvest Capital Credit Corporation Registration Statement on Form N-2 (File No. 333-218821)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters of Harvest Capital Credit Corporation’s proposed public offering of its notes due 2022, we hereby join Harvest Capital Credit Corporation’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on August 21, 2017, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that we have distributed approximately 2,500 copies of the Preliminary Prospectus, dated August 21, 2017.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

KEEFE, BRUYETTE & WOODS, INC.

as Representative of the several Underwriters

By:  /s/ Allen G. Laufenberg

Name: Allen G. Laufenberg

Title: Managing Director